United States

Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)**

Baidu.com, Inc.

(Name of Issuer)

Class A Ordinary Shares, U.S. 0.00005 Par Value* and American Depositary Shares

(Title of Class of Securities)

056752108 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share. See Item 2(d) for further discussion of shares held by Reporting Persons.
**	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. Of Persons (Entities Only)

Draper Fisher Jurvetson ePlanet Ventures L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

257,087* (See Items 2 and 4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

257,087* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

257,087* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.76%**
12.	Type of Reporting Person (see Instructions)

PN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 12, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. Draper Fisher Jurvetson ePlanet Ventures L.P. has beneficial ownership of 257,087 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Draper Fisher Jurvetson ePlanet Partners, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

257,087* (See Items 2 and 4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

257,087* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

257,087* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.76%**
12.	Type of Reporting Person (see Instructions)

OO

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 12, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. Draper Fisher Jurvetson ePlanet Partners, Ltd. has beneficial ownership of 257,087 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Draper Fisher Jurvetson ePlanet Partners Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

California

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,339* (See Items 2 and 4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,339* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,339* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.02%**
12.	Type of Reporting Person (see Instructions)

OO

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 12, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. Draper Fisher Jurvetson ePlanet Partners Fund, LLC has beneficial ownership of 5,339 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

4,539* (See Items 2 and 4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

4,539* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,539* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.01%**
12.	Type of Reporting Person (see Instructions)

PN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. Draper Fisher Jurvetson ePlanet Ventures GMBH & Co. KG has beneficial ownership of 4,539 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Draper Fisher Jurvetson ePlanet Verwaltungs GmbH
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

4,539* (See Items 2 and 4)
7. Sole Dispositive Power

0
8. Shared Dispositive Power

4,539 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,539* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.01%**
12.	Type of Reporting Person (see Instructions)

OO

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-1/A filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH has beneficial ownership of 4,539 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

535,079* (See Items 2 and 4)
6. Shared Voting Power

282,780* (See Items 2 and 4)
7. Sole Dispositive Power

535,079* (See Items 2 and 4)
8. Shared Dispositive Power

282,780* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

817,859* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

2.43%**
12.	Type of Reporting Person (see Instructions)

IN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. This Schedule reports beneficial ownership of 817,859 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

*1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

340,417***
6. Shared Voting Power

266,965* (See Items 2 and 4)
7. Sole Dispositive Power

340,417***
8. Shared Dispositive Power

266,965* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

607,382* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

1.80%**
12.	Type of Reporting Person (see Instructions)

IN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. This Schedule reports beneficial ownership of 607,382 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.
***	Includes 19,614 shares held by JHNF Investment Co., LLC, a California limited liability company, of which Mr. Fisher is the sole member.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

336,618
6. Shared Voting Power

266,965* (See Items 2 and 4)
7. Sole Dispositive Power

336,618
8. Shared Dispositive Power

266,965* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

603,583* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

1.79%**
12.	Type of Reporting Person (see Instructions)

IN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B Shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. This Schedule reports beneficial ownership of 603,583 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

Asad Jamal
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

1,582
6. Shared Voting Power

261,626* (See Items 2 and 4)
7. Sole Dispositive Power

1,582
8. Shared Dispositive Power

261,626* (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

263,208* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.78%**
12.	Type of Reporting Person (see Instructions)

IN

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. This Schedule reports beneficial ownership of 261,626 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

CUSIP NUMBER 056752108

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only)

The Draper 1999 Grandchildren’s Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power

15,815* (See Items 2 and 4)
6. Shared Voting Power

0
7. Sole Dispositive Power

15,815* (See Items 2 and 4)
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,815* (See Items 2 and 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.05%**
12.	Type of Reporting Person (see Instructions)

OO

*	These shares represent Class A ordinary shares which may be acquired upon conversion of Class B ordinary shares on a one for one basis. The reporting person owns Class B shares. Class A ordinary shares are not listed for trading. As set out in Baidu.com, Inc.’s Form F-6 filed July 25, 2005, each American Depositary Share (“ADS”) represents 1 Class A ordinary share. This Schedule reports beneficial ownership of 15,815 ADS.
**	Percentage share ownership has been calculated based on the number of outstanding Class A shares and the number of outstanding Class B shares (which are convertible into Class A shares) owned solely by the reporting person and no other holders of Class B shares.

Item 1	(a)	Name of Issuer:

Baidu.com, Inc.

Item 1	(b)	Address of Issuer’s principal executive offices

12/F, Ideal International Plaza No. 58 West-North 4th Ring Beijing 100080, People’s Republic of China

Item 2.		This Schedule 13G is filed on behalf of (i) Draper Fisher Jurvetson ePlanet Ventures L.P., a Cayman Islands limited partnership, (ii) Draper Fisher Jurvetson ePlanet Partners, Ltd., a Cayman Islands exempted limited liability company, (iii) Draper Fisher Jurvetson ePlanet Partners Fund, LLC, a California limited liability company, (iv) Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, a German partnership, (v) Draper Fisher Jurvetson ePlanet Verwaltungs GmbH, a German limited liability company, (vi) Timothy C. Draper, a United States citizen (“Draper”), (vii) John H. N. Fisher, a United States citizen (“Fisher”), (viii) Stephen T. Jurvetson, a United States citizen (“Jurvetson”), (ix) Asad Jamal, a United Kingdom citizen (“Jamal”) and The Draper 1999 Grandchildren’s Trust.

Relationships

	(1)	Draper Fisher ePlanet Ventures L.P. is a Cayman Islands limited partnership (“Fund”).

	(2)	Draper Fisher Jurvetson ePlanet Partners, Ltd. (“ePlanet Ltd.”) is the general partner of the Fund. The managing directors of the general partner of the Fund are Messrs. Draper, Fisher, Jurvetson and Jamal.

	(3)	Draper Fisher Jurvetson ePlanet Partners Fund, LLC (“ePlanet Partners Fund LLC”) is a side-by-side fund of the Fund. Decisions with respect to ePlanet Partners Fund LLC securities are made automatically in conjunction with decisions by the Fund.

	(4)	Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG (“ePlanet GmbH”) is a side-by-side limited partnership to the Fund. Draper Fisher Jurvetson ePlanet Verwaltungs GmbH (“ePlanet Verwaltungs GmbH”) is the general partner of ePlanet GmbH. The managing directors of ePlanet Verwaltungs GmbH are Messrs. Draper, Fisher, Jurvetson and Jamal.

	(5)	The Draper 1991 Grandchildren’s Trust is a trust formed under the laws of the State of California (“Trust”). Mr. Draper is trustee of the Trust who disclaims beneficial ownership of the shares held directly by the Trust.

Messrs. Draper, Fisher, Jurvetson and Jamal disclaim beneficial ownership of the shares held directly by the Fund, ePlanet Ltd, ePlanet Partners Fund LLC, ePlanet GmbH, and ePlanet Verwaltungs GmbH, except to the extent of their pecuniary interest therein.

Item 2	(a)	Name of person filing:

Draper Fisher Jurvetson ePlanet Ventures L.P.

Draper Fisher Jurvetson ePlanet Partners, Ltd.

Draper Fisher Jurvetson ePlanet Partners Fund, LLC

Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG

Draper Fisher Jurvetson ePlanet Verwaltungs GmbH

Timothy C. Draper

John H. N. Fisher

Stephen T. Jurvetson

Asad Jamal

The Draper 1999 Grandchildren’s Trust

Item 2	(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2	(c)	Citizenship:

Draper Fisher Jurvetson ePlanet Ventures L.P.

Draper Fisher Jurvetson ePlanet Partners, Ltd.

Draper Fisher Jurvetson ePlanet Partners Fund, LLC

Draper Fisher Jurvetson ePlanet Ventures GmbH

& Co. KG

Draper Fisher Jurvetson ePlanet Verwaltungs GmbH

Timothy C. Draper

John H. N. Fisher

Stephen T. Jurvetson

Asad Jamal

The Draper 1999 Grandchildren’s Trust

Cayman Islands Cayman Islands United States Germany Germany United States United States United States United Kingdom United States

Item 2	(d)	Title of class of securities:

Class A Ordinary Shares and American Depositary Shares.

The Issuer registered its Class A Ordinary Shares on its Form F-6 Registration Statement filed with the SEC on July 12, 2005. Each of the Reporting Persons identified in Item 2(a) above holds Class B ordinary Shares, which may be converted into Class A ordinary Shares at any time.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to 10 votes on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares

Item 2	(e)	CUSIP Number:

056752108

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the act (15 u.s.c. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the act (15 u.s.c. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the act (15 u.s.c. 78c).

	(d)	☐	Investment company registered under section 8 of the investment company act of 1940 (15 u.s.c. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(e);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(f);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(g);

	(h)	☐	A savings association as defined in section 3(b) of the federal deposit insurance act (12 u.s.c. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(j).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson ePlanet Ventures L.P.

	A.	Amount Beneficially owned:

257,087

	B.	Percent of Class:

0.76%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

0

		2.	shared voting power:

257,087

		3.	sole dispositive power:

0

		4.	shared dispositive power:

257,087

Draper Fisher Jurvetson ePlanet Partners, Ltd.

	A.	Amount Beneficially owned:

257,087

	B.	Percent of Class:

0.76%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

0

		2.	shared voting power:

257,087

		3.	sole dispositive power:

0

		4.	shared dispositive power:

257,087

Draper Fisher Jurvetson ePlanet Partners Fund, LLC

	A.	Amount Beneficially owned:

5,339

	B.	Percent of Class:

0.02%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

0

		2.	shared voting power:

5,339

		3.	sole dispositive power:

0

		4.	shared dispositive power:

5,339

Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG

	A.	Amount Beneficially owned:

4,539

	B.	Percent of Class:

0.01%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

0

		2.	shared voting power:

4,539

		3.	sole dispositive power:

0

		4.	shared dispositive power:

4,539

Draper Fisher Jurvetson ePlanet Verwaltungs GmbH

	A.	Amount Beneficially owned:

4,539

	B.	Percent of Class:

0.01%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

0

		2.	shared voting power:

4,539

		3.	sole dispositive power:

0

		4.	shared dispositive power:

4,539

Timothy C. Draper

	A.	Amount Beneficially owned:

817,859

	B.	Percent of Class:

2.43%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

535,079

		2.	shared voting power:

282,780

		3.	sole dispositive power:

535,079

		4.	shared dispositive power:

282,780

John H. N. Fisher

	A.	Amount Beneficially owned:

607,382

	B.	Percent of Class:

1.80%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

340,417

		2.	shared voting power:

266,965

		3.	sole dispositive power:

340,417

		4.	shared dispositive power:

266,965

Stephen T. Jurvetson

	A.	Amount Beneficially owned:

603,583

	B.	Percent of Class:

1.79%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

336,618

		2.	shared voting power:

266,965

		3.	sole dispositive power:

336,618

		4.	shared dispositive power:

266,965

Asad Jamal

	A.	Amount Beneficially owned:

263,208

	B.	Percent of Class:

0.78%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

1,582

		2.	shared voting power:

261,626

		3.	sole dispositive power:

1,582

		4.	shared dispositive power:

261,626

The Draper 1999 Grandchildren’s Trust

	A.	Amount Beneficially owned:

15,815

	B.	Percent of Class:

0.05%

	C.	Number of shares beneficially owned to which such person has:

		1.	sole voting power:

15,815

		2.	shared voting power:

0

		3.	sole dispositive power:

15,815

		4.	shared dispositive power:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

Draper Fisher Jurvetson ePlanet Ventures L.P.

By: Draper Fisher Jurvetson ePlanet Partners, Ltd. (General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson ePlanet Partners, Ltd.

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson ePlanet Partners Fund, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG

By: Draper Fisher Jurvetson ePlanet Verwaltungs GmbH (General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson ePlanet Verwaltungs GmbH

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

/s/ Timothy C. Draper
Timothy C. Draper

/s/ John H.N. Fisher
John H.N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

/s/ Asad Jamal
Asad Jamal

The Draper 1999 Grandchildren’s Trust

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Trustee

Exhibit Index

Exhibit	Description
99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith